SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Renovaro Biosciences Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

236078101
(CUSIP Number)

Rene Sindlev Stumpedyssevej 17 2970 Hørsholm Denmark Tel: +45 3133 4811
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	236078101

1	NAME OF REPORTING PERSON RS Group ApS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,420,869 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,420,869 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,420,869 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%(2)
14	TYPE OF REPORTING PERSON OO

(1) The total number of shares represents (i) 5,020,869 shares of common stock and 4,400,000 warrants to purchase shares of common stock owned by RS Group ApS which are immediately exercisable. Mr. Sindlev is the Chief Executive Officer and sole owner of RS Group ApS, consequently, he may be deemed the beneficial owner of the shares.

(2) The percentage reported in this Schedule 13D is based upon 36,163,924 shares of common stock outstanding according to the Current Report on Form 8-K filed by Renovaro Biosciences Inc. (formerly known as DanDrit BioTech USA, Inc.) (the “Issuer”) on September 29, 2017, plus 4,400,000 shares of common stock of the Issuer that are issuable upon exercise of warrants owned by the Reporting Persons.

CUSIP No.	236078101

1	NAME OF REPORTING PERSON Rene Sindlev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,420,869 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,420,869 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,420,869 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%(2)
14	TYPE OF REPORTING PERSON IN

(1) The total number of shares represents 5,020,869 shares of common stock and 4,400,000 warrants to purchase shares of common stock owned by RS Group ApS which are immediately exercisable. Mr. Sindlev is the Chief Executive Officer and sole owner of RS Group ApS, consequently, he may be deemed the beneficial owner of the shares.

(2) The percentage reported in this Schedule 13D is based upon 36,163,924 shares of common stock outstanding according to the Current Report on Form 10-K filed by the Issuer on September 29, 2017, plus 4,400,000 shares of common stock of the Issuer that are issuable upon exercise of warrants owned by the Reporting Persons.

AMENDMENT NO. 4 SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (this “Amendment”) is filed on behalf of RS Group ApS (“RS Group”) and Rene Sindlev. Mr. Sindlev and RS Group are collectively, the “Reporting Persons”. This Amendment modified the Amendment No. 3 to Schedule 13D filed by the Reporting Persons on [ ], 2024 (the “Prior 13D”).

This Amendment is being filed to report that, since the filing of the Prior 13D, a material change occurred in the percentage of shares beneficially owned by the Reporting Persons due to the change in shares outstanding as a result of the closing of the merger provided for in that Agreement and Plan of Merger dated January 12, 2018 (the “Merger Agreement”) by and among the Issuer, DanDrit Acquisition Sub, Inc., Enochian Biopharma, Inc. and Weird Science LLC (“Weird Science”), as disclosed in the Issuer’s Current Report on Form 8-K filed on February 23, 2018. In addition, on February 16, 2018, RS Group ApS exercised an aggregate of 1,250,000 warrants owned by it.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Prior 13D. Except as expressly amended and supplemented by this Amendment, the Prior 13D is not amended or supplemented in any respect, and the disclosures set forth in the Prior 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of the Renovaro Biosciences Inc. (previously known as Enochian Biosciences Inc. and at the time of the reported transaction, DanDrit BioTech USA, Inc.), whose principal executive offices are located at 2080 Century City East, Suite 906, Los Angeles, CA 90067.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Prior 13D):

This Amendment is being filed to report that, since the filing of the Prior 13D, a material change occurred in the percentage of shares beneficially owned by the Reporting Persons due to the change in shares outstanding as a result of the closing of the merger provided for in that Agreement and Plan of Merger dated January 12, 2018 (the “Merger Agreement”) by and among the Issuer, DanDrit Acquisition Sub, Inc., Enochian Biopharma, Inc. and Weird Science LLC (“Weird Science”), as disclosed in the Issuer’s Current Report on Form 8-K filed on February 23, 2018. In addition, on February 16, 2018, RS Group exercised an aggregate of 1,250,000 warrants which it reported in the Prior 13D as owning.

In addition, as a condition to the Merger Agreement, the Issuer, Weird Science and RS Group entered into (a) an Investor Rights Agreement (“Investor Rights Agreement”) and (b) a Standstill and Lock-Up Agreement (“Standstill and Lock-Up Agreement”), in each case in the forms attached to the Merger Agreement as Exhibits 7.2.3(b)(i) and 7.2.3(b)(ii), respectively on February 16, 2018. The full text of the forms of Investor Rights Agreement and the Standstill and Lock-Up Agreement were attached as Exhibits 10.2 and 10.3 to the Issuer’s Current Report on Form 8-K filed on January 17, 2018.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and modified to include the following:

(a) and (b).

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. Mr. Sindlev has the sole power to direct the voting and/or disposition of the shares of Common Stock owned by RS Group ApS.

 (c) Other than as reported on the Prior 13D, the Reporting Persons have not effected any transactions in the Common Stock in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and modified to include the following:

Investor Rights Agreement

Under the Investor Rights Agreement (a) each of Weird Science and RS Group agreed to vote or cause to be voted all shares in favor of (i) any action or proposal to maintain the authorized number of directors on the Issuer’s board at five (5) (unless each of Weird Science and RS Group consented in writing to an increase, in which case each of Weird Science and RS Group agreed to vote in favor of such increase) and (ii) the election or appointment of (x) one person designated by Weird Science, (y) one person designated by RS Group, and (z) three additional directors mutually agreed upon by RS Group and Weird Science; (b) the Issuer agreed to not increase the number of directors constituting the Issuer’s board without the written consent of each of Weird Science and RS Group; and (c) the Issuer agreed to facilitate the nomination and election of directors in accordance with the foregoing board composition provisions by, among other things, including such individuals on any proxy statement soliciting votes for election of directors of the Issuer.

The Investor Rights Agreement provides that the rights and obligations referenced in (a) and (b) above automatically terminate upon either Weird Science or RS Group beneficially owning less than 10% of the Issuer’s issued and outstanding Common Stock.

Standstill and Lock-Up Agreement

In addition, each of Weird Science and RS Group agreed to a lock-up covenant on any Transfer (as defined in the Standstill and Lock-Up Agreement) of Common Stock (or other securities convertible into or exercisable for Common Stock (defined in the Standstill and Lock-Up Agreement as “Lock-Up Securities”)), during the Lock-Up Period (as defined in the Standstill and Lock-Up Agreement). The Lock-Up Period expires twelve months after the date of the Standstill and Lock-Up Agreement (February 16, 2019) with respect to one-half of the Lock-Up Securities owned by each of Weird Science and RS Group as of the date of the Standstill and Lock-Up Agreement and twenty-four months after the date of the Standstill and Lock-Up Agreement (February 16, 2020) with respect to the remaining Lock-Up Securities owned by each of Weird Science and RS Group as of the date of the Standstill and Lock-Up Agreement or acquired thereafter. The restrictions on Transfer during the Lock-Up Period are subject to conditions and exceptions set forth in the Standstill and Lock-Up Agreement.

The descriptions of the Investor Rights Agreement and the Standstill and Lock-Up Agreement in this Amendment are qualified in their entirety by the full text of such agreements, the forms of which are attached as Exhibits 2 and 3 to this Amendment and are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and modified to include the following:

Exhibit 1 Joint Filing Agreement

Exhibit 2 Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 17, 2018).

Exhibit 3 Form of Standstill & Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 17, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2024

/s/ Rene Sindlev
Rene Sindlev

RS GROUP APS

By:	/s/ Rene Sindlev
Name:	Rene Sindlev
Title:	Chief Executive Officer